Exhibit 99.1

Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) Announces Receipt of Extension to Meet the Nasdaq’s Minimum Bid Price Requirement

TEL AVIV, Israel, December 14, 2022 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a biopharmaceutical company focused on the development of Aramchol and Amilo-5MER, announced today that on December 13, 2022, it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is eligible for an additional 180 calendar day period, or until June 12, 2023, to regain compliance with the Nasdaq’s minimum $1 bid price per share requirement.

The Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1 per share for 30 consecutive trading days under Nasdaq Listing Rule 5550(a)(2) on June 17, 2022, and was given until December 12, 2022 to regain compliance. The Company did not regain compliance with the minimum $1 bid price per share requirement during the first 180-calendar-day compliance period and submitted a written request to the Staff to afford it an additional 180-day compliance period to cure the deficiency .

If at any time before June 12, 2023, the bid price of the Company’s ordinary shares closes at or above $1 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Nasdaq Listing Rules, and the matter will be closed.

About Galmed Pharmaceuticals Ltd.

Galmed Pharmaceuticals Ltd. is a biopharmaceutical company focused on the development of Aramchol. Historically, Galmed has focused almost exclusively on developing Aramchol for the treatment of liver disease. Galmed is also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the U.S. Securities and Exchange Commission (the “SEC”), press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the timing and cost of our any pre-clinical or clinical trial, for our product candidates; completion and receiving favorable results of any pre-clinical or clinical trial; the impact of the COVID-19 pandemic on our operations; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol or any other product candidate; our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients or any other targeted indication; third-party payor reimbursement for Aramchol or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; our ability to maintain the listing of our ordinary share on The Nasdaq Capital Market; and our expectations regarding licensing, acquisitions and strategic operations.

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on May 2, 2022 in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report, in our Reports on Form 6-K filed with the SEC on August 4, 2022 and November 16, 2022 and this press release. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

CONTACT:

Guy Nehemya,

Chief Operating Officer,

Galmed Pharmaceuticals Ltd.,

investor.relations@galmedpharma.com,

+972-3-693-8448